Renee Lemieux · 3rd

Chief of Staff, Head of Investor Relations, Highclere Castle Spirits

Highclere Castle Spirits · Berkeley College-New York

Essex, Connecticut, United States · Contact info

Experience

Chief Of Staff, Head of Investor Relations
Highclere Castle Spirits · Full-time
Aug 2018 - Present · 3 yrs 8 mos

Manages and directs all top administration and oversees operational activities for the CEO. Responsible to for organizing and prioritizing critical issues and required

Chief Administrative Officer (CAO)
Julii Luxury Brands
Sep 2018 - Mar 2022 · 3 yrs 7 mos

Viscogliosi Bros., LLC
5 yrs 1 mo

- **Manager, Investor Relations and Administration**
  Aug 2013 - Aug 2018 · 5 yrs 1 mo
  Manchester, Connecticut

- **Executive Assistant to Anthony G. Viscogliosi**
  Aug 2013 - Jan 2018 · 4 yrs 6 mos
  Manchester, CT

Executive Research Assistant
Och-Ziff Capital Management
Aug 2004 - Aug 2012 · 8 yrs 1 mo
New York City

Supported equity financial analysts across all industries, TMT, Healthcare, Industrials,

Retail, M&A and Private Equity with research and administrative functions to help with

Executive Administrative Assistant to Managing Director

M.D. Sass

Sep 2000 - Aug 2004 · 4 yrs

New York City

Provided marketing and sales support to the managing director. Created business development and investment presentations.Worked with investors to complete

Education

Berkeley College-New York

Bachelor's degree, Business Administration and Management, General

2000 - 2004

Central Connecticut State University

Bachelor of Business Administration (BBA), Marketing

1998 - 2000

Manchester Community College

Associate's degree, Marketing

1991 - 1994